

September 24, 2013

<u>Via E-mail</u>
Matthew Morse
Chairman and Chief Executive Officer
Hot Mama's Foods, Inc.
134 Avocado Street
Springfield, MA 01104

   **Re: Hot Mama's Foods, Inc.**
      **Amendment No. 1 to Form 10-12G**
      **Filed September 16, 2013**
      **File No. 0-54976**

Dear Mr. Morse:

   Our preliminary review of your amended registration statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Among other things, the amended registration statement continues to lack the required financial information that was the subject of comments seven and eight in our letter to you dated August 22, 2013. We note the statement in your response letter of September 16, 2013 to the effect that you will provide the missing financial information in a subsequent amendment. Until this financial information is provided, we will not perform a detailed examination of the amended registration statement and we will not issue further comments, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

   This registration statement became effective today. We encourage you to file a substantive amendment correcting the deficiencies as soon as possible. We will also consider what recommendation, if any, we should make to the Commission.

   Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

          Sincerely,

          /s/ A.N. Parker *for*

          H. Roger Schwall
          Assistant Director